UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MDXHEALTH SA

INCORPORATION BY REFERENCE

Exhibit 3.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Statement No. 333-268885) of MDxHealth SA (the “Company,” “we,” “us” and “our”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on September 25, 2024, the Company raised an amount of $40,000,000 in gross proceeds through the issuance of 20,000,000 new ordinary shares by means of a public offering to retail and institutional investors in the United States (the “Offering”). As part of the Offering, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with TD Securities (USA) LLC and William Blair & Company, L.L.C. (the “Underwriters”), as representatives of the several underwriters named therein, relating to the issuance and sale of 18,500,000 ordinary shares (“ordinary shares”) with no nominal value per share. In addition, under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 2,775,000 ordinary shares (the “Overallotment Option”) on the same terms as in the Offering. On October 25, 2024, the Underwriters informed the Company that they were partially exercising their Overallotment Option to purchase an additional 2,209,241 ordinary shares (the “Overallotment Shares”) from the Company. The gross proceeds to the Company from the sale of the Overallotment Shares was approximately $4.4 million. The closing of the offering of the Overallotment Shares was October 29, 2024.

On October 29, 2024, the Company amended its Articles of Association to account for a capital increase of 2,209,241 new shares. A copy of the English translation of the amended Articles of Association as of October 29, 2024 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Exhibit No.	Description of Exhibit
3.1	Articles of Association of MDxHealth SA, as of October 29, 2024 (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: October 29, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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